Sangui BioTech International , Inc.
Alfred-Herrhausen-Str. 44
D-58455 Witten
Phone: 0049-2302-915200
Fax: 0049-2302-915191

October 9, 2007

Keira Ino
Division of Corporate Finance
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:           Sangui Biotech International, Inc.
Item 4.01 - Form 8-K filed October 2, 2007

Dear Ms. Ino:

We have reviewed your letter dated October 3, 2007 and in response to your comments regarding Sangui Biotech International, Inc.’s (the “Company”) Form 8-K filed October 2, 2007 we have taken the following actions:

Item 4.01(a)

1.    We have revised the first paragraph of the Company’s filing to specifically state that the Company dismissed HJ & Associates, LLC on September 18, 2007.  The revised filing’s first sentence now reads as follows:

    “On September 18, 2007, the Board of Directors of Sangui Biotech International, Inc. (“Company”) dismissed HJ & Associates, LLC (“HJ & Associates”) as the Company's independent auditors.”

2.    The Company provided HJ & Associates with a copy of the revised 4.01 disclosure, and has received back an updated letter addressed to the Securities and Exchange Commission stating that HJ & Associates agrees with such disclosure as they pertain to their firm.  The Company has filed, as Exhibit 16.1 to this Form 8-K/A, a copy of the letter from HJ & Associates as required by Item 304(a)(3) of Regulation S-B.

On October 9, 2007, the Company filed the revised 8-K/A.

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

                                                                /s/ Wolfgang Barnikol

Dr. Wolfgang Barnikol